Yoga Ed Inc

Statement of Cash Flows
January - December 2022

	TOTAL
OPERATING ACTIVITIES	
Net Income	-315,305.22
Adjustments to reconcile Net Income to Net Cash provided by operations:	
Accounts Payable	2,513.00
Credit Card 2501	8,844.83
Credit Card 2543	6,957.17
Ellsworth Loan	6,000.00
LMU Credits	120.00
Lunch Short-Term Loan	44,182.14
Payroll Liabilities	1,041.66
Payroll Liabilities:Federal Taxes (941/944)	0.00
Payroll Liabilities:Federal Unemployment (940)	-462.86
Payroll Liabilities:HI Income Tax	-1,960.60
Payroll Liabilities:HI Quarterly Taxes	0.00
Payroll Liabilities:HMSA	2,027.58
Payroll Liabilities:MI Income Tax	0.00
Payroll Liabilities:NC Income Tax	0.00
Payroll Liabilities:NYS Income Tax	-83.33
Payroll Liabilities:VA Income Tax	0.00
Pirs Capital Loan	-40,063.70
Stripe Loan	-12,319.02
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**16,796.87**
Net cash provided by operating activities	**$ -298,508.35**
INVESTING ACTIVITIES	
Security Deposit	1,225.00
Net cash provided by investing activities	**$1,225.00**
FINANCING ACTIVITIES	
Convertible Note	150,000.00
Line of Credit	30,000.00
Reliant Funding Note	37,691.00
Equity Investment	12,500.00
Net cash provided by financing activities	**$230,191.00**
NET CASH INCREASE FOR PERIOD	**$ -67,092.35**
Cash at beginning of period	103,052.11
CASH AT END OF PERIOD	**$35,959.76**